FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Teva Signs $4 Billion Syndicated Credit Facilities

-- Fully Committed Credit Facilities Support Acquisition of Cephalon, Inc. --

Jerusalem, Israel, June 13, 2011 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has entered into Syndicated Credit Facilities totaling $4 billion supporting the $6.8 billion acquisition of Cephalon, Inc.

HSBC Bank plc is the Sole Coordinating Bookrunner and Mandated Lead Arranger for the facilities. The syndicate also includes Barclays Capital, BNP Paribas, Citi, Credit Suisse, Goldman Sachs International, J.P. Morgan and Morgan Stanley as Bookrunners and Mandated Lead Arrangers, and Bank Hapoalim, Bank Leumi, DnB NOR Bank, Royal Bank of Canada, Raiffeisen Bank International and UniCredit as Lead Arrangers.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Teva Pharmaceutical Industries Ltd.

Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
               (Registrant)

By: /s/ Eyal Desheh
                           Name: Eyal Desheh
                           Title: Chief Financial Officer

Date: June 13, 2011